[Virtus Letterhead]

February 9, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-7455
Post-Effective Amendment No. 31

Dear Mr. Thompson:

Thank you for your telephonic comments on February 3, 2009 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Phoenix Opportunities Trust (“Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2008. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on March 2, 2009.

Comment 1.	For the Global Real Estate Securities Fund, in the second arrowed strategy on page 1, the fund’s stated policy that it “may, at times, invest up to 80% of its assets in either U.S. REIT securities or non-U.S. REIT securities” is inconsistent with the SEC’s policy regarding use of the term “global” in a fund’s name. Please note that for purposes of the SEC’s name rule test, a fund that holds itself out to be a “global” fund would be expected, under normal conditions, to hold a significant portion (generally, at least 40%) of its assets in non-U.S. issuers.

Response 1.    We have removed the referenced statement and replaced it with the following: “The fund, under normal conditions, will hold at least 40% of its assets in non-U.S. issuers.”

Comment 2.	For the Greater Asia ex Japan Opportunities Fund, regarding the first arrowed strategy on page 1, please describe in your response letter what is meant by the term “located” as used in the phrase “issuers located in Greater Asia.”

Response 2.     In determining the “location” of an issuer, the subadviser primarily relies on the country where the security is issued. However, the country of risk ultimately is determined based on a combination of the following criteria: country of incorporation, actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.

Securities and Exchange Commission

February 9, 2009

Comment 3.	For the Greater Asia ex Japan Opportunities Fund, regarding the first arrowed strategy on page 1, please provide support for including issuers located in the Pacific Rim in the fund’s definition of “Greater Asia.”

Response 3.    We have revised the referenced strategy to remove the reference to the Pacific Rim.

Comment 4.	For the Greater Asia ex Japan Opportunities Fund, regarding the fund’s risks described on pages 2 and 3, please expand risk disclosure to include more specific risks relating to the fund’s concentration in Asia.

Response 4.    We have revised the Geographic Concentration Risk disclosure to include a references to the risks of the fund concentrating its assets in Asian securities.

Comment 5.	For the Greater Asia ex Japan Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 6, please supplementally provide confirmation that there are no mutual funds with substantially similar investment objectives, policies and risks that have been excluded from the composite performance shown.

Response 5.    We hereby so confirm.

Comment 6.	For the Greater Asia ex Japan Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 6, please supplementally explain why the exclusion from the Far East Equity Strategy Composite of accounts under $1 million does not make the performance misleading.

Response 6.    We have confirmed that Vontobel does not accept client accounts of less than $1 million; therefore, no accounts have been excluded from the composite. We have removed the reference to the $1 minimum since it refers to Vontobel’s client policy and does not mean that smaller accounts were excluded from the composite.

Comment 7.	For the Greater Asia ex Japan Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 6, please revise the statement describing the method of calculating composite performance to state that the method described is different from the SEC standard method.

Response 7.    We have so revised the referenced statement.

Comment 8.	For the Greater Asia ex Japan Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 6, please confirm that for performance shown that includes “those accounts no longer with the firm,” such performance does not include a time when the accounts were no longer advised by Vontobel.

Response 8.    We hereby so confirm.

Securities and Exchange Commission

February 9, 2009

Comment 9.	For the Greater European Opportunities Fund, regarding the first arrowed strategy on page 1, please describe in your response letter what is meant by the term “located” as used in the phrase “issuers located in Europe.”

Response 9.    In determining the “location” of an issuer, the subadviser primarily relies on the country where the security is issued. However, the country of risk ultimately is determined based on a combination of the following criteria: country of incorporation, actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.

Comment 10.	For the Greater European Opportunities Fund, regarding the fund’s risks described on page 8, please expand risk disclosure to include more specific risks relating to the fund’s concentration in Europe.

Response 10.    We have revised the Geographic Concentration Risk disclosure to include a references to the risks of the fund concentrating its assets in European securities.

Comment 11.	For the Greater European Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 11, please supplementally provide confirmation that there are no mutual funds with substantially similar investment objectives, policies and risks that have been excluded from the composite performance shown.

Response 11.    We hereby so confirm.

Comment 12.	For the Greater European Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 11, please supplementally explain why the exclusion from the European Equity Strategy Composite of accounts under $1 million does not make the performance misleading.

Response 12.    We have confirmed that Vontobel does not accept client accounts of less than $1 million; therefore, no accounts have been excluded from the composite. We have removed the reference to the $1 minimum since it refers to Vontobel’s client policy and does not mean that smaller accounts were excluded from the composite.

Comment 13.	For the Greater European Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 11, please revise the statement describing the method of calculating composite performance to state that the method described is different from the SEC standard method.

Response 13.    We have so revised the referenced statement.

Comment 14.	For the Greater European Opportunities Fund, regarding the use of prior performance for Vontobel Asset Management on page 11, please confirm that for performance shown that includes “those accounts no longer with the firm,” such performance does not include a time when the accounts were no longer advised by Vontobel.

Response 14.    We hereby so confirm.

Securities and Exchange Commission

February 9, 2009

As you have requested and consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr
Kevin J. Carr

cc: Ann Flood

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